

13030009

SECURITIES
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 44171

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M. Ramsey King Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

93 Tomlin Circle
(No. and Street)

Burr Ridge	IL	60527
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mary R. King 630-789-0607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

14300 Ravinia, Suite 200	Orland Park	IL	60462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/13

OATH OR AFFIRMATION

I, **Mary R. King**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **M. Ramsey King Securities, Inc.**, as of **December 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mary R King
Signature

CEO / President
Title



OFFICIAL SEAL
KAREN J. THOMAS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-16-2014

Karen J Thomas
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXX.**Cash Flows**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X **(o) Independent Auditors Report on Internal Control Structure**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. RAMSEY KING SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

CONTENTS

MPS MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Board of Directors of
M. Ramsey King Securities, Inc.
Burr Ridge, Illinois

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of M. Ramsey King Securities, Inc. (an Illinois S corporation) as of December 31, 2012, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. Ramsey King Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
7500 S. County Line Rd. • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information on pages 9-10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

Orland Park, Illinois
February 26, 2013

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$	904,649
Deposit with clearing organization		114,159
Accounts receivable - clearing organization		163,974
Accounts receivable - other		88,436
Prepaid expenses		14,605
Furniture and equipment, less accumulated depreciation of $34,863		17,269
Other		3,300
Total assets	$	1,306,392

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable - broker-dealers	$	47,648
Accounts payable and accrued expenses		106,094
Total liabilities		153,742
Shareholder's equity:		
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in capital		75,000
Retained earnings		1,076,650
Total shareholder's equity		1,152,650
Total liabilities and shareholder's equity	$	1,306,392

See notes to financial statements.

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2012

Revenues:		
Commissions	$ 1,686,752	
Commentary	872,043	
Interest	13,111	
Other	66,048	
Total revenues		$ 2,637,954
Expenses:		
Compensation and related expenses	1,249,789	
Communications and data processing	290,891	
Floor brokerage commissions and clearing fees	245,122	
Other	322,826	
Total expenses		2,108,628
Net income		$ 529,326

See notes to financial statements.

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at beginning of year	$ 1,000	$ 75,000	$ 1,207,017	$ 1,283,017
Net income	0	0	529,326	529,326
Distributions to shareholder	0	0	(659,693)	(659,693)
Balances at end of year	$ 1,000	$ 75,000	$ 1,076,650	$ 1,152,650

See notes to financial statements.

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:		
Net income	$ 529,326	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	8,757	
Effects of changes in operating assets and liabilities:		
Receivables	(85,592)	
Prepaid expenses	(140)	
Accounts payable and accrued expenses	(160,987)	
Net cash provided by operating activities		$ 291,364
Cash flows from investing activities:		
Purchase of equipment		(1,064)
Cash flows from financing activities:		
Distributions paid to shareholder		(659,693)
Net decrease in cash		(369,393)
Cash at beginning of year		1,274,042
Cash at end of year		$ 904,649

See notes to financial statements.

M. RAMSEY KING SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

M. Ramsey King Securities, Inc. (the Company) is a fully disclosed, introducing broker-dealer. The Company provides security execution services for companies throughout the United States and generally requires no collateral from its customers. The Company also receives revenues from the issuance of its daily investment report.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Depreciation

Furniture and equipment are stated at cost and depreciated over the estimated useful lives of the assets using accelerated methods.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The income tax returns of the Company are subject to examination by the taxing authorities, generally for three years after the date they were filed.

Subsequent Events

Management has evaluated subsequent events through February 26, 2013, which is the date the financial statements were available to be issued.

NOTE 2. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2012, the shareholder provided office space to the Company without charge.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a fully disclosed, introducing broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this Rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2012, the Company had net capital of $1,044,183, which was $1,033,933 in excess of its required net capital of $10,250. The Company's net capital ratio was 0.147 to 1.0.

NOTE 4. PROFIT SHARING PLAN

The Company has a discretionary profit sharing plan covering all full-time employees who meet certain age and length of service requirements. There was no profit sharing plan contribution for the year ended December 31, 2012.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances, and clearing organization receivable and deposit balances.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

The Company has accounts receivable from and a clearing deposit at one clearing organization. The Company manages this risk by monitoring the performance of the clearing organization.

NOTE 6. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient.

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In connection with the clearing broker, the Company seeks to control the risks with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the guidelines is monitored daily, and pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

SUPPLEMENTARY INFORMATION

M. RAMSEY KING SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

Total shareholder's equity qualified for net capital	$ 1,152,650
Deductions:	
Non-allowable assets:	
Accounts receivable - other	(57,098)
Prepaid expenses	(14,605)
Furniture and equipment	(17,269)
Other deductions	(19,000)
Net capital before haircuts on securities positions	1,044,678
Haircuts on securities	(495)
Net capital	$ 1,044,183

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 10,250
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 10,250
Excess net capital	$ 1,033,933

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$ 153,742
Ratio: Aggregate indebtedness to net capital	0.147

Note: There are no material differences between the above computations and the Company's corresponding unaudited Focus - Part II filing.

M. RAMSEY KING SECURITIES, INC.

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (K)(2)(ii) of that Rule.

REPORT ON INTERNAL CONTROL

MPS MULCAHY, PAURITSCH, SALVADOR & CO., LTD

Certified Public Accountants/
Business and Personal Consultants

To the Board of Directors of
M. Ramsey King Securities, Inc.
Burr Ridge, Illinois

In planning and performing our audit of the financial statements of M. Ramsey King Securities, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
7500 S. County Line Rd. • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

Orland Park, Illinois
February 26, 2013